THE INTERGROUP CORPORATION
                                820 Moraga Drive
                              Los Angeles, CA 90049
                            Telephone: (310) 889-2500
                            Facsimile: (310) 889-2525


Via EDGAR

March 16, 2009

Kevin Woody
Branch Chief
Robert Telewicz
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 4561
Washington, D.C. 20549

Re:  The InterGroup Corporation; File No. 1-10324
     Response to Comment Letter Dated February 12, 2009

Dear Mr. Woody and Mr. Telewicz:

This letter is in response to your comment letter dated February 12, 2009 regarding the Form 10-KSB for the Fiscal Year Ended June 30, 2008 of The InterGroup Corporation ("InterGroup" or the "Company"). Our responses below correspond to each of the comments set forth in your letter. For convenience, we have set forth the comment or question asked prior to each of our responses.


Form 10-KSB for the fiscal year ended June 30, 2008
---------------------------------------------------

Financial Statements
--------------------

Consolidated Statements of Operations, page 34
----------------------------------------------

1. We note that you separately present your operations of your Hotel, Real Estate and Investment segments on the face of your income statement. Explain to us how your presentation complies with Rule 5-03 of Regulation S-X.


RESPONSE:

The Company's operations are fairly unique in that a majority of its revenues and expenses are attributable to the Justice Investors limited partnership, in which the Company has a 50% limited partnership interest and serves as one of the two general partners of Justice. In accordance with the guidance set forth in FSP SOP 78-9-1 and EITF 04-05, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights", Portsmouth has consolidated the financial statements of Justice with those of the Company effective as of July 1, 2006. Management believes that by presenting "Hotel operations" as a separate business segment on the face of its Consolidated Statements of Operations, it provides the reader with a better understanding and transparency of the hotel operations related to the Partnership, minority interest and the Company's overall business. While this presentation might not be in total alignment with Rule 5-03 of Regulation S-X, management believes that the greater detail provided by this format results in a fuller presentation of the Company's financial picture.


Notes to Consolidated Financial Statements
------------------------------------------

Note 1 - Business and Significant Accounting Policies and Practices
-------------------------------------------------------------------

Minority Interest, page 40
--------------------------

2. Explain to us how you determined it would be appropriate to record an asset related to the minority interest in Justice Investors. In your response, tell us whether the minority investors are required to fund any portion of the accumulated net losses of the partnership. Cite any relevant accounting literature in your response.

RESPONSE:

Under FASB's General Standards-Consolidation (Sec. C51.116) and/or FASB ARB No 51,para 15-Consolidated Financial Statements-Minority Interests, "in the unusual case in which losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest shall be charged against the majority interest, as there is no obligation of the minority interest to make good on such losses. However, if future earnings do materialize, the majority shall be credited to the extent of such losses previously absorbed."

Following FASB's general accounting concept above, Portsmouth ordinarily should have absorbed 100% of the accumulated deficit and should have not recorded a minority interest asset of since the subsidiary was consolidated. Rather Portsmouth should have reported all of the net loss and accumulated deficit (deficiency) of Justice Investors as if they were Portsmouth's net loss.

We read other accounting guidance through the Accounting Research Manager (i.e., Accounting Standards/Consolidation- Minority Interest) and noted the following context:

    "When cumulative losses applicable to minority interests exceed the minority's interests in the subsidiary's capital, the excess should be charged against the majority interest and should not be reflected as an asset, except in rare cases when the minority shareholders have a binding obligation to make good on such losses. Subsequent profits earned by a subsidiary under such circumstances that are applicable to the minority interests should be allocated to the majority interest to the extent minority losses have been previously absorbed."

Portsmouth has a 50% limited partnership interest in Justice Investors, a California limited partnership ("Justice" or the "Partnership") and serves as one of its two general partners. Evon Corporation ("Evon") serves as the other general partner. Under California law, limited partners are generally not responsible for the debts of a limited partnership beyond the assets of the partnership and their own capital contributions. However, the general partners of the limited partnership can be held jointly liable for the debts of the partnership if partnership assets are not sufficient to cover those obligations. There are no provisions in the Limited Partnership Agreement that would negate that liability of Evon and Portsmouth as the general partners under California law.

The Limited Partnership Agreement further provides that, upon the liquidation of the partnership real property if, after allocation of all gain or loss to the partner's accounts, there shall be a deficit in the account of Justice Enterprises (the predecessor of Evon), or the successor in interest to the 10% interest held by Justice Enterprises, then it (Evon) shall contribute the amount of its deficit to the Partnership which shall distribute such sum among the limited partners in the proportion their profit and loss percentages bear to each other. Thus, Evon has a legal obligation to make good on any losses of the Partnership as a general partner of Justice as well as a contractual obligation to contribute 10% of any deficit

As a practical matter, the above scenario is very hypothetical given the fact that the Hotel asset has been very conservatively appraised at $111,600,000 and management believes that the actual market value is much higher. Furthermore, that appraisal was based on a valuation of the Hotel prior to the termination of the parking garage lease and the return of that asset to Justice. As such there is substantial equity in the Hotel far in excess of the Partnership's debt. Even in the unlikely scenario of a forced liquidation and sale of the Hotel, there should be in excess of $50,000,000 available for distribution to the limited partners after the payment of all obligations.

Based on those factors, management believes that the minority interest asset recorded in the consolidated financial statements of Portsmouth as of June 30, 2008 is appropriate because they will be recoverable in the future. Management also considered whether the minority interest asset is temporary and will begin to reverse itself in the next five years based on the profitability of the Hotel. Management's analysis of the future profitability of the Hotel is discussed below in its response to the staff's comments on the Company's deferred tax assets.

It should be noted that, while management has concluded, as of June 30, 2008 and September 30, 2008, that there has been no impairment of the minority interest asset and that it will be recoverable, it has also considered whether it is appropriate for Portsmouth to continue to add to its minority interest asset as a result of any future losses incurred by Justice. Economic circumstances have significantly changed since the quarter ended September 30, 2008 for the lodging sector. Facing a very uncertain economy and the prospect of a significant recession, management believed that it would be most appropriate for the Company not to add to the minority interest asset balance beginning the quarterly period ended December 31, 2008. Management does not view that conclusion as being inconsistent with its conclusion regarding the realization of its deferred tax asset as the Company's net operating loss carryforwards do not begin to expire until 2025 for federal tax purposes and 2015 for state tax purposes, which should be well after the economic recovery. Management will continue to assess the existing minority interest asset for impairment and recoverability on an ongoing basis.


Note 7 - Other Investments, Net, page 46
----------------------------------------

3. Please tell us the security-type that underlies your private equity hedge fund investment (i.e., unlisted securities). Please cite the accounting literature relied upon to account for this investment, as well as the remaining components of Other Investments, net as of the balance sheet date.

RESPONSE:

The Company has an investment in a private equity hedge fund called the Longview Fund, L.P. ("Longview"). The security-types held by Longview, as reported on the its December 31, 2007 audited financial statements, include securities of public companies, restricted securities of public companies, investments private companies, investments in unlisted securities and investments in partnerships. The Company holds less than 3% of Longview.

In accounting for other investments, the Company first looked at FAS 115, Accounting for Certain Investments in Debt and Equity Securities which addresses the accounting and reporting for investments that have readily and determinable fair values and for all securities in debt securities. The Company's investment in Longview and other investments (debt instruments) did not have readily determinable fair values as defined by paragraph 3 of FAS
115. AS the result, the Company turned to APB Opinion No. 18, The Equity Method of Accounting for Investments in Common stock, EITF D-46, Accounting for Limited Partnership Investments and AICPA SOP 78-9, Accounting for Investment in Real Estate Ventures, for further guidance.

After reviewing APB Opinion No. 18, EITF D-46 and AICPA SOP 78-9, the Company utilized the guidance in the AICPA SOP 78-9 and accounted for its in investment in Longview under the cost method. The AICPA SOP 78-9 guidance stated the following:

"The division believes that the accounting recommendations for use of the equity method of accounting of accounting for investments in general partnerships are generally appropriate for accounting by limited partners for their investments in limited partnerships. A limited partner's interest may be so minor that the limited partner may have virtually no influence over partnership operating and financial policies. Such limited partner is, in substance, in the same position with respect to the investment as an investor that owns a minor common stock interest in a corporation, and, accordingly, accounting for the investment using the cost method may be appropriate.
Under the cost method, income recognized by the investor is limited to distributions received, except that distributions that exceed the investor's share of earnings after the date of investment are applied to reduce the carrying value of the investment."

The Company also utilized the cost method for accounting for the other components of other investments.

4. We note that you recorded impairment losses on Other Investments in accordance with EITF 03-1. Please note that FSP FAS 115-1 nullified EITF 03-1 and was applicable for you as of July 1, 2006. Please tell us whether you considered FSP FAS 115-1 in your determination of whether the identified impairment was other than temporary in nature. Additionally, please tell us the reasons why the valuation of these securities resulted in an additional impairment of $595,000 during the three month period ended September 30, 2008.

RESPONSE:

In recording impairment losses on Other Investments, the Company did consider FSP FAS 115-1 and applied the proper guidance. However, the reference in our footnote disclosure was not updated. We will make sure the reference is properly updated and disclosed as FSP FAS 115-1 in our future filings.

The Company recorded total impairment losses of $595,000 during the three months ended September 30, 2008 related to Other Investments. Of this total, $417,000 was related to the impairment of an investment in corporate debt instruments of public company and remaining $178,000 was related to the impairment of the Company's investment in a private equity hedge fund.

As of September 30, 2008, the following were the reasons management recorded the $417,000 impairment loss related to the Company's investment in the corporate debt instruments:

   * The public company is a North American precious metals mining company

   * The public company received a qualified audit report as a going concern

   * The public company had limited resources and inability to obtain additional financing could negatively effect its success

   * The public company has invested in high-risk mineral projects where it has not conducted sufficient exploration and engineering studies

   * The corporate officers of this public company lacked sufficient technical training and mining experience

   * The mining company does not have proven reserves and there is no assurance that the quantities of precious metals it produces will be sufficient to recover its investment and operating costs


As of September 30, 2008, the following were the reasons management recorded the $178,000 impairment loss related to the Company's investment in the private equity hedge fund:

   * The hedge fund had begun to incur losses starting in April 2008
   * The losses from the hedge fund continued through 2008
   * The losses resulted in the Company's net capital balance being less than its cost basis
   * The current financial crisis and the continual decline in the stock market

Note 15 - Income Taxes, page 52
-------------------------------

5. Please provide us with a schedule detailing the adjustments that make up the 11.9% "other adjustments" line item in your reconciliation of the federal statutory income tax rate to the effective tax rate.

RESPONSE:

The 11.9% "other adjustments" in the reconciliation of the federal statutory income tax rate to the effective tax rate is comprised of the following:

      Deferred tax asset adjustments        $132,000    7.6%
      Permanent book to tax adjustment        67,000    3.9%
      Return to provision true-up              7,000    0.4%
                                             -------   -----
        Total                               $206,000   11.9%
                                             =======   =====

The deferred tax asset adjustments are primarily related to unrealized gains on investments, depreciation, other investment impairment loss reserve and net operating loss. This net adjustment was considered immaterial to the Company's financial statements, therefore, it was recorded in the June 30, 2008 tax provision.

The permanent book to tax adjustment is related to the amortization of the step up in the asset values allocable to the depreciable assets of its investment in Justice Investors. This amount has no impact on taxable income.


6. We note that you have recorded a valuation allowance of approximately $1.2 million for the year ended June 30, 2008. Please tell us why the Company concluded a valuation allowance was required for the current year. Additionally, explain to us how you determined that a greater valuation allowance was not required in light of the significance of the hotel operations to your business, net losses recorded in the past two fiscal years as well as your expectations from your Form 10-Q for the period ended September 30, 2008 that you expect Hotel operating revenues to decline in the current fiscal year as a result of the dramatic downturn in the domestic and international economies and markets. Finally, expand your disclosure in your MD&A to more fully address the reasons for recording a valuation allowance in the current period.

RESPONSE:

The InterGroup Corporation is the parent Company of Santa Fe Financial Corporation. Santa Fe's revenue is primarily generated through the management of its 68.8% owned Portsmouth Square, Inc. Each entity, InterGroup, Santa Fe and Portsmouth are separate tax paying entities and are viewed as such for tax purposes.

InterGroup, on a standalone basis, had net taxable income of approximately $4.1 million for the year ended June 30, 2008. In addition to the taxable income, Intergroup also has a significant deferred tax liability related several tax deferred 1031 exchanges of its real estate properties. As the result of these two factors, no tax valuation allowance was recorded at InterGroup standalone.

Santa Fe, on a standalone basis and from a tax perspective, generates taxable income from its two unit apartment complex and from its investment portfolio. During the year ended June 30, 2008, Santa Fe had taxable income of approximately $308,000. As of June 30, 2008, Santa Fe had an accumulated deferred tax asset of approximately $1.5 million, $308,000 of this tax asset was applied against the taxable income of $308,000 during the year ended June 30, 2008. An valuation allowance of $1.2 million was recorded for the remaining unused deferred tax asset during the year ended June 30, 2008. Management determined that the balance of the $1.2 million deferred tax asset was impaired for the following reasons:

    * Santa Fe had a history of losses and inconsistent performance

    * Santa Fe's standalone business operations which consist of a two unit apartment complex and an investment portfolio of $1.4 million were sufficient enough cover expenses but may not generate sufficient enough income to fully utilize the deferred tax asset

    * Santa Fe had a significant decline in its investment portfolio along with the decline in the stock market during the year ended June 30, 2008.

    * As the result of the financial crisis, the stock market continued to decline, thus, continuing to negatively impact Santa Fe's investment portfolio.


As of June 30, 2008, Portsmouth had recorded a deferred tax asset in the amount of $3,517,000. That deferred tax asset is primarily the result of net operating losses incurred by Justice beginning in the fiscal year ended June 30, 2005 as a result of the Partnership's upgrading and repositioning its Hotel asset from a Holiday Inn to a full service Hilton Hotel. As of June 30, 2008, Portsmouth had $10,301,000 in federal, and $10,026,000 in state, net operating loss carryforwards. Significant to note is that these loss carryfowards do not begin to expire until 2025 for federal tax purposes and until 2015 for state tax purposes.

Management has conducted regular quarterly and annual reviews and assessments of the ability of Portsmouth to realize its deferred tax assets. Since the operations of the Hotel are the primary source of the Company's revenues and income, management's assessments have concentrated on the operations of the Hotel and the ability of Justice to generate taxable income. As part of its assessments, management also considered the historical factors that resulted in most of the operating losses and the significant depreciation and amortization expenses resulting from the upgrading and repositioning of the Hotel.

As part of its assessments, management consulted with the Hotel's third party management company, Prism Hotels, the Hotel's executive management team, reviewed the historical and current operating results of the Hotel, budgets and forecasts prepared by Prism and Hotel executive management, future bookings, industry trends, and other information related to the operations of the Hotel and Justice. Management also reviewed and considered appraisal reports, forecasts and projections prepared by independent third party experts regarding the Hotel and the San Francisco hotel market. Based on its assessments, management concluded that Portsmouth will be able to realize all of its deferred tax assets before their expiration and no valuation allowance was required.

Repositioning of Hotel
----------------------

Effective June 30, 2004, Justice terminated its lease of the Hotel to Felcor and assumed the role of an owner/operator on July 1, 2005. To run the day-to-day operations of the Hotel, Justice engaged the services of a third party management company, and entered into a short term franchise agreement to operate the Hotel as a Holiday Inn, while the partnership sought out a new franchise agreement to reposition the Hotel up-market. In December 2004, Justice entered into a franchise license agreement with Hilton Hotels Corporation to operate the Hotel as a full service Hilton brand hotel. In order to operate the Hotel as a Hilton, the Partnership was required to undertake a complete renovation of all of the Hotel's guestrooms, meeting rooms, common areas, restaurant and bar at a cost of approximately $37 million. To complete that renovation project on an expedited basis, the Partnership shut down the operations of the Hotel on May 31, 2005 and all assets disposed of during the renovation of the Hotel were written off at that time contributing greatly to the net loss of Justice Investors for 2005.

The Hotel remained closed for a period of more than seven months when it opened with a limited number of rooms available in January 2006 and did not transition into full operations until February 2006. As typical in the industry for hotels that shut down operations for major renovations, it took several months for the Hotel to ramp up operations and to start generating operating income. Together with the significant start up costs to resume operations, the Partnership sustained significant losses in fiscal 2006.

Hotel began to reach a stabilized level in fiscal 2007 as it was able to generate operating income, before interest, depreciation and amortization, of approximately $2,501,000. However, due to the significant amount of depreciation and amortization expense resulting from the improvements made to the Hotel, as well as certain nonrecurring legal and consulting expenses, the Company recorded an overall loss from hotel operations of $4,590,000 for fiscal year ended June 30, 2007.


Fiscal Year Ended June 30, 2008 Compared To Fiscal Year Ended June 30, 2007.
---------------------------------------------------------------------------

For the fiscal year ended June 30, 2008, Portsmouth had a net loss from hotel operations of $1,413,000 which included $4,463,000 in depreciation and amortization. Excluding the depreciation and amortization expense, Portsmouth would have realized operating income from hotel operations of $3,050,000 for fiscal 2008. For the fiscal year ended June 30, 2007, Portsmouth had a net loss from hotel operations of $4,590,000 which included $4,172,000 in depreciation and amortization. Excluding the depreciation and amortization expense, the loss from hotel operations would have only been $418,000 for fiscal 2007.

With respect to the year-over-year increase in the net loss to $1,921,000 for the year ended June 30, 2008 from $1,495,000 for the year ended June 30, 2007, that increase was attributable to two factors. The first was a loss from investment transactions of $1,959,000 for the fiscal year ended June 30, 2008, compared to income from investment transaction of $303,000 for the fiscal year ended June 30, 2007. That loss was primarily due to a loss on marketable securities of $1,358,000 resulting from the overall decline in financial markets in fiscal 2008. The second factor was the decrease in the minority interest related to Justice Investors to $802,000 from $2,423,000 due to the decrease in the loss from hotel operations to $1,413,000 for the year ended June 30, 2008 from $4,590,000 for the year ended June 30, 2007.

Management does not view that year-over-year increase in net loss to be a significant factor in its assessment of whether the Company will be able to realize its deferred tax asset and in reaching its conclusion not to record a valuation allowance respecting that asset. Historically, the Company has been able to produce net gains on marketable securities and overall income from investment transactions. Despite the loss of $1,358,000 on marketable securities incurred in fiscal 2008, the Company has been able to generate net gains on marketable securities of $2,710,000 for the five year period of fiscal years 2004 through 2008. The decrease in the minority interest related to Justice Investors was viewed by management as a positive indicator since it was attributable to a significant decrease in the loss from hotel operations.


Management's Analysis and Projections
-------------------------------------

Fiscal Year Ended June 30, 2008
-------------------------------

Average daily room rates, occupancy, revenue per available room ("RevPar") and total hotel revenues have continued to improve since the reopening of the Hotel in January 2006 through fiscal year ended June 30, 2008. The following table sets forth the total revenues, average daily room rate, occupancy percentage and RevPar for the Hotel for the years ended June 30, 2008 and 2007 and for the five an one-half months of operations for the year ended June 30, 2006.

  Year Ended      Total Hotel      Average        Average
   June 30,        Revenues       Daily Rate     Occupancy%       RevPar
  ----------      -----------     ----------     ----------       ------
     2008         $37,778,000        $175          84.1%           $148
     2007         $31,715,000        $160          75.8%           $122
     2006         $ 9,999,000        $147          50.2%           $ 74

These positive trends lend support to management's conclusions that the Hotel operations will be profitable in the future. In support of its assessment for fiscal year ended June 30, 2008, management also considered five-year net operating income projections for Justice Investors based on Hotel operating forecasts provided by Prism and the Hotel executive management, as well as hotel industry reports. Since Justice is a limited partnership and files income tax returns on a calendar year, the projections were also made on a calendar basis. The following table sets forth the projected net operating income for Justice Investors for the calendar years 2008 through 2012 which was considered by management in making its assessment. Since depreciation and amortization expense is a very important component of those projections, we have also set forth the projected tax depreciation and amortization expenses for those years.

                       2008         2009         2010         2011         2012
                    ----------   ----------   ----------   ----------   ----------
Justice NOI         $  476,000   $3,486,106   $4,397,084   $6,550,853   $8,048,738

Depreciation and    $4,050,226   $2,957,773   $3,152,184   $2,527,030   $1,773,957
 Amortization


Significant to note, is that annual depreciation and amortization expenses are projected to decrease by more than $2,275,000 by 2012 and will continue to decrease thereafter, unless new major improvements are made to the Hotel. Since the Hotel was just recently fully renovated, no major improvements to the hotel are anticipated in the foreseeable future. The above projections also do not take into account the early termination of the garage lease, effective October 1, 2008, which is expected to produce an additional $300,000 in annual net operating income to the Partnership for 2009 and 2010.

Based on the above information and analysis, management concluded that no valuation allowance for the Company's deferred tax asset recorded as of June 30, 2008 was required.


Three Months Ended September 30, 2008 Compared
 to the Three Months Ended September 30, 2007
----------------------------------------------

Despite a slowing economy, the Company was able to record income from hotel operations of $241,000 (after depreciation and amortization of $1,097,000) for the three months ended September 30, 2008, compared to a loss from hotel operations of $508,000 (after depreciation and amortization of $1,080,000) for the three months ended September 30, 2007. Even though hotel operating revenues were off $487,000 from the comparable three month period of 2007, the Company was able to achieve these positive results due to a significant decrease in operating expenses of $1,270,000. While much of that decrease was attributable to certain nonrecurring legal and consultant fees incurred in the prior period, management has also been proactive in reducing hotel operating expenses in response to difficult economic conditions.

Management estimates that, through labor reductions and other cost saving initiatives, such as moving lunch and dinner service from the restaurant to the lounge and bringing the Hotel's laundry service in house, the Hotel can effectuate annual savings in operating expenses of more than $3 million without compromising the guest experience. Management expects that those savings will mitigate the impact of lower hotel operating revenues in fiscal 2009 and help preserve net operating income. That proved to be the case in the three months ended September 30, 2008 as the Company generated net operating income despite lower revenues. Those results provided further support for management conclusion that no valuation allowance for the Company's deferred tax asset was required as of September 30, 2008.

Three and Six Months Ended December 31, 2008 Compared
 to Three and Six Months Ended December 31, 2007
-----------------------------------------------------

Since the receipt of the staff's comment letter, the Company filed its Form 10-Q for the period ended December 31, 2008. While the staff did not request that the Company address the operating results of the Hotel for the three and six month periods ending December 31, 2008, we have provided such information for a full discussion of management's continuing review and assessment of its deferred tax assets.

For the three months ended December 31, 2008 the Company recorded a loss from hotel operations of $1,161,000 (after depreciation and amortization of $1,120,000), compared to a loss from hotel operations of $555,000 (after depreciation and amortization of $1,118,000) for the three months ended December 31, 2008. However, a majority of the loss for the current period was attributable to a $684,000 loss on the termination of the garage lease which was a one-time nonrecurring expense item. Without that nonrecurring item, the loss from hotel operations for the three months ended December 31, 2008 would have been $477,000 and a $78,000 improvement over the comparative period. The Company was able to achieve those results despite a $975,000 decrease in total hotel revenues due to the significant downturn in the economy that started to have a serious impact on the San Francisco hotel market beginning in September 2008. It should also be noted that the termination of the garage lease is expected to generate an additional $300,000 in annual net operating income to the Partnership and promote greater efficiencies with the garage operations now integrated into those of the Hotel.

For the six months ended December 31, 2008 the Company recorded a loss from hotel operations of $920,000 (after depreciation and amortization of $2,217,000), compared to a loss from hotel operations of $1,063,000 (after depreciation and amortization of $2,201,000) for the six months ended December 30, 2008. However, a majority of the loss for the six months ended December 31, 2008 was attributable to the $684,000 loss on the termination of the garage lease. Without that nonrecurring item, the loss from hotel operations for the six months ended December 31, 2008 would have been only $236,000 and an $827,000 improvement over the comparative six month period. The Company was able to achieve those results despite a $1,562,000 decrease in total hotel revenues due to the significant downturn in the economy that started to have a serious impact on the San Francisco hotel market beginning in September 2008.

Management also performed an assessment of its deferred tax asset recorded as of December 31, 2008 and concluded that no valuation allowance was required based on, among others, the following factors:

    * The Company's net operating loss carryforwards do not begin to expire until 2025 for federal tax purposes and until 2015 for state tax purposes.

    * Although there is no meaningful way to predict how long the current economic conditions will last, management views them as cyclical and not permanent. Some hotel industry experts have predicted the start of the recovery as early as the latter part of 2009, while others believe that no significant recovery will occur until 2010. Whether the recovery starts in 2009 or sometime later, the Company should able to utilize all of its net operating loss carryforwards before their expiration.

    * The operations of the Hotel have continued to improve since it reopened in January 2006. Despite the decrease in operating revenues beginning in September 30, 2008, the loss from hotel operations has continued to decrease due to management's ability to significantly reduce expenses as a percentage of operating revenues.


    * The greatest non-operating expense related to hotel operations is depreciation and amortization. Annual depreciation and amortization expenses are projected to decrease by approximately $2,275,000 from 2009 to 2012. Those expenses are expected to continue to decrease on an annual basis thereafter, unless new major improvements are made to the Hotel. However, since the Hotel was just recently fully renovated, no major improvements to the hotel are anticipated in the foreseeable future. The decrease in depreciation and amortization expenses will flow directly to the bottom line and result in an increase in net operating income.

    * Since the hotel was recently fully renovated, and has a relatively low debt ratio, management believes that the Hotel is better positioned than most of its competition to meet the challenges of a troubled economy. As of December 31, 2008, the Hotel was one of the leaders in its competitive set in the San Francisco market in terms of RevPar and has become the leader in its competitive set since then.

    * Although Justice has revised its net operating income forecast for the calendar year 2009 down from the $3,486,000 in NOI projected as of fiscal year ended June 30, 2008 to approximately $1,700,000, every indication that management has is that the Hotel will be profitable in the future.

    * The termination of the garage lease, effective October 1, 2008, will generate approximately $300,000 in additional annual operating income through November 30, 2010 (the term of the installment sale agreement) and approximately $600,000 per year thereafter.

Based on the above information and analysis, management concluded that a valuation allowance for the Company's deferred tax asset was not required as of December 31, 2008. Management will continue to assess its deferred tax asset for impairment and recoverability on an ongoing basis.

In future filings, at the Intergroup and Santa Fe level, management will expand the disclosure in the MD&A to include the reasons for recording a tax valuation allowance.


In connection with responding to your comments, the Company acknowledges that:

   * the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

   * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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


If you require further information or have further comments, please feel free to call me at my direct number at (310) 889-2511 or you can reach me at my direct facsimile number (310) 496-1606.


Sincerely,

/s/ David T. Nguyen

David T. Nguyen
Treasurer and Controller
Principal Financial Officer


cc:   John V. Winfield
      Michael G. Zybala
      Burr, Pilger & Mayer LLP
      Audit Committee

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